Oressa Limited
10 Portman Square W1H 6AZ
United Kingdom

 17 November  2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Oressa Limited (the “Company”) Request to Withdraw Registration Statement on Form F-1 (File No. 333-205159)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for withdrawal of its Registration Statement on Form F-1 (File No. 333-205159), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2015.  The Company is seeking withdrawal of the Registration Statement as it has determined not to proceed with the offering at this time.

The Registration Statement has not been declared effective, and the Company hereby confirms that it has not sold, and will not sell, any securities under the Registration Statement.

Pursuant to Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate of the Company.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above with a copy to the Company’s counsel, Richard Alsop of Shearman & Sterling LLP, by email at richard.alsop@shearman.com or by facsimile at (646) 848-7333.

Should any member of the staff of the Commission have any questions with respect to this request, please contact Richard Alsop of Shearman & Sterling LLP at (212) 848-7333.

Very truly yours,

Oressa Limited

By:	/s/ David Wall
Name:	David Wall
Title:	Chief Executive Officer

cc:            Richard Alsop